Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212081

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 8, 2016)

3,119,271 Units of Stapled Securities, representing

3,119,271 Ordinary Shares

and

$538,417,367.31 original issuance amount of 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030

Vantage Drilling International

Stapled Securities

This is supplement no. 1 to the prospectus dated November 8, 2016 that relates to the offer and resale of up to an aggregate of 3,119,271 units of stapled securities (the “Stapled Securities”) (including the ordinary shares of Vantage Drilling International (the “Ordinary Shares”) (i) forming a part thereof that may become separated therefrom as described in the prospectus and (ii) that are issuable upon the conversion of the Notes (as defined below) forming a part thereof) of Vantage Drilling International by the selling holders identified in the prospectus. Each Stapled Security initially represents one Ordinary Share and an original issuance amount of $172.61 principal amount of 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030 of Vantage Drilling International (the “Notes”), in each case subject to adjustment as further described in the prospectus. Interest on the Notes will accrue at a rate of 1% per year from February 10, 2016, the issue date of the Notes, through, but not including, the fourth anniversary of February 10, 2016. From and after the fourth anniversary of February 10, 2016 and through the maturity date of the Notes, interest will accrue at a rate of 12% per year. Interest on the Notes is payable in kind, semi-annually (in arrears) by increasing the outstanding principal amount of the Notes. The Notes are mandatorily convertible, in whole or in part, into Ordinary Shares upon the occurrence of certain events enumerated in the indenture governing the Notes, as further described in the prospectus. Accordingly, the Notes, or portions thereof, may be converted into Ordinary Shares without the consent of the holder thereof in certain circumstances, as further described in the prospectus. We are not selling any Stapled Securities or Ordinary Shares under this prospectus. We will not receive any proceeds from the sale of Stapled Securities or Ordinary Shares being offered by the selling holders.

The selling holders may offer Stapled Securities (as well as any Ordinary Shares that may become separated therefrom or that are issuable upon the conversion of the Notes forming a part thereof) from time to time, if and to the extent as they may determine, through public or private transactions or through other means described under “Plan of Distribution” in the prospectus at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The selling holders may sell Stapled Securities or Ordinary Shares through agents they select or through underwriters and dealers they select. The selling holders also may sell Stapled Securities or Ordinary Shares directly to investors. If the selling holders use agents, underwriters or dealers to sell the Stapled Securities or Ordinary Shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required. Neither our Stapled Securities nor our Ordinary Shares are listed on any national securities exchange and no public market currently exists for our Stapled Securities or Ordinary Shares.

Recent Developments

We have attached to this prospectus supplement the Quarterly Report on Form 10-Q of the Company for the quarterly period ended September 30, 2016 filed on November 10, 2016. The attached information updates and supplements, and should be read together with, the Company’s prospectus dated November 8, 2016, as supplemented from time to time.

Investing in our Stapled Securities and Ordinary Shares involves risks. See the “Risk Factors” section of the prospectus for a discussion of certain risks that you should consider before buying our Stapled Securities or Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 333-212081

VANTAGE DRILLING INTERNATIONAL

(Exact name of Registrant as specified in its charter)

Cayman Islands	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

777 Post Oak Boulevard, Suite 800

Houston, TX 77056

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (281) 404-4700

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No   ☒

The number of Vantage Drilling International ordinary shares outstanding as of October 21, 2016 is 5,000,053 shares.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☒

SAFE HARBOR STATEMENT

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are included throughout this Quarterly Report, including under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” When used, statements which are not historical in nature, including those containing words such as “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “would,” “will,” “future” and similar expressions are intended to identify forward-looking statements in this Quarterly Report.

These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements.

Among the factors that could cause actual results to differ materially are the risks and uncertainties described under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the following:

•	our small number of customers;
•	credit risks of our key customers and certain other third parties;
•	reduced expenditures and demand by oil and natural gas exploration and production companies;
•	termination or renegotiation of our customer contracts;
•	general economic conditions and conditions in the oil and gas industry;
•	competition within our industry;
•	excess supply of drilling units worldwide;
•	limited mobility between geographic regions;
•	operating hazards in the offshore drilling industry;
•	ability to obtain indemnity from customers;
•	adequacy of insurance coverage upon the occurrence of a catastrophic event;
•	operations in international markets;
•	governmental, tax and environmental regulation;
•	changes in legislation removing or increasing current applicable limitations of liability;
•	effects of new products and new technology on the market;
•	our substantial level of indebtedness;
•	our ability to incur additional indebtedness;
•	compliance with restrictions and covenants in our debt agreements;
•	identifying and completing acquisition opportunities;
•	levels of operating and maintenance costs;
•	our dependence on key personnel;
•	availability of workers and the related labor costs;
•	increased cost of obtaining supplies;
•	the sufficiency of our internal controls;
•	changes in tax laws, treaties or regulations;
•	applicability of foreign laws, including foreign labor and employment laws;
•	any non-compliance with the U.S. Foreign Corrupt Practices Act; and
•	our incorporation under the laws of the Cayman Islands and the limited rights to relief that may be available compared to U.S. laws.

Many of these factors are beyond our ability to control or predict. Any, or a combination, of these factors could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels.

In addition, each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in filings we may voluntarily make with the Securities and Exchange Commission (the “SEC”), which may be obtained by contacting us or the SEC. These filings are also available through our website at www.vantagedrilling.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval system (EDGAR) at www.sec.gov. The contents of our website are not part of this Quarterly Report.

Unless the context indicates otherwise, all references to “we,” “our” or “us” refer to Vantage Drilling International (formerly known as Offshore Group Investment Limited) and its consolidated subsidiaries.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements

Vantage Drilling International

Consolidated Balance Sheet

(In thousands, except share and par value information)

(Unaudited)

	Successor	Predecessor
	September 30, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$241,099	$203,420
Trade receivables	20,892	70,722
Inventory	46,098	64,495
Prepaid expenses and other current assets	15,261	22,106
Total current assets	323,350	360,743
Property and equipment
Property and equipment	900,352	3,481,006
Accumulated depreciation	(49,177)	(532,619)
Property and equipment, net	851,175	2,948,387
Other assets	13,682	23,050
Total assets	$1,188,207	$3,332,180

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$36,683	$49,437
Accrued liabilities	19,799	21,702
Current maturities of long-term debt	1,430	—
VDC note payable	—	61,477
Total current liabilities	57,912	132,616
Long–term debt, net of discount and financing costs of $117,835 and $0	851,682	—
Other long-term liabilities	10,924	33,097
Liabilities subject to compromise	—	2,694,456
Commitments and contingencies (Note 8)
Shareholders' equity
Predecessor ordinary shares, $0.001 par value, 50 million shares authorized; one thousand shares issued and outstanding	—	—
Predecessor additional paid-in capital	—	595,119
Successor ordinary shares, $0.001 par value, 50 million shares authorized; 5,000,053 shares issued and outstanding	5	—
Successor additional paid-in capital	373,972	—
Accumulated deficit	(106,288)	(138,363)
Total VDI shareholders' equity	267,689	456,756
Noncontrolling interests	—	15,255
Total equity	267,689	472,011
Total liabilities and equity	$1,188,207	$3,332,180

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Vantage Drilling International

Consolidated Statement of Operations

(In thousands, except per share amounts)

(Unaudited)

	Successor		Predecessor
	Three Months Ended September 30, 2016	Period from February 10, 2016 to September 30, 2016	Period from January 1, 2016 to February 10, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2015
Revenue
Contract drilling services	$34,755	$99,715	$20,891	197,134	608,003
Management fees	993	3,664	752	1,923	5,706
Reimbursables	4,194	14,860	1,897	11,033	31,285
Total revenue	39,942	118,239	23,540	210,090	644,994
Operating costs and expenses
Operating costs	30,983	93,387	25,213	93,950	284,009
General and administrative	10,128	27,991	2,558	5,058	17,749
Depreciation	18,977	49,434	10,696	31,764	95,168
Total operating costs and expenses	60,088	170,812	38,467	130,772	396,926
Income (loss) from operations	(20,146)	(52,573)	(14,927)	79,318	248,068
Other income (expense)
Interest income	11	26	3	28	53
Interest expense and other financing charges (contractual interest of $23,219 for the period from January 1, 2016 to February 10, 2016)	(18,722)	(48,144)	(1,728)	(46,182)	(138,209)
Gain on debt extinguishment	—	—	—	-	10,823
Other, net	669	987	(69)	465	2,285
Reorganization items	35	(606)	(452,923)	—	—
Total other expense	(18,007)	(47,737)	(454,717)	(45,689)	(125,048)
Income (loss) before income taxes	(38,153)	(100,310)	(469,644)	33,629	123,020
Income tax provision	3,373	5,978	2,371	28,439	66,590
Net income (loss)	(41,526)	(106,288)	(472,015)	5,190	56,430
Net income (loss) attributable to noncontrolling interests	—	—	(969)	(4)	663
Net income (loss) attributable to VDI	$(41,526)	$(106,288)	$(471,046)	$5,194	$55,767
Net loss per share, basic and diluted	$(8.31)	$(21.26)	N/A	N/A	N/A
Weighted average successor ordinary shares outstanding, basic and diluted	5,000	5,000	N/A	N/A	N/A

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Vantage Drilling International

Consolidated Statement of Cash Flows

(In thousands)

(Unaudited)

	Successor	Predecessor
	Period from February 10, 2016 to September 30, 2016	Period from January 1, 2016 to February 10, 2016	Nine Months Ended September 30, 2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(106,288)	$(472,015)	$56,430
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	49,434	10,696	95,168
Amortization of debt financing costs	310	—	6,349
Amortization of debt discount	31,075	—	1,813
Reorganization items	—	430,210	—
Non-cash gain on debt extinguishment	—	—	(10,814)
Share-based compensation expense	76	—	—
Deferred income tax benefit	(2,660)	—	(997)
Loss on disposal of assets	634	—	343
Changes in operating assets and liabilities:
Restricted cash	1,000	(1,000)	—
Trade receivables	53,405	(3,575)	48,436
Inventory	(1,856)	223	657
Prepaid expenses and other current assets	(47)	6,893	9,636
Other assets	(1,823)	941	7,789
Accounts payable	2,136	(14,890)	(152,300)
Accrued liabilities and other long-term liabilities	(22,113)	21,152	6,945
Net cash provided by (used in) operating activities	3,283	(21,365)	69,455
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(10,107)	116	(31,200)
Net cash provided by (used in) investing activities	(10,107)	116	(31,200)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt	(1,072)	(7,000)	(67,980)
Proceeds from issuance of 10% Second Lien Notes	-	76,125	-
Proceeds from borrowings under credit agreements	-	-	150,000
Distributions to VDC	-	-	(498)
Debt issuance costs	(51)	(2,250)	—
Net cash provided by (used in) financing activities	(1,123)	66,875	81,522
Net increase (decrease) in cash and cash equivalents	(7,947)	45,626	119,777
Cash and cash equivalents—beginning of period	249,046	203,420	75,801
Cash and cash equivalents—end of period	$241,099	$249,046	$195,578
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for:
Interest	$10,134	$1,568	$96,683
Income taxes	15,536	2,631	42,537
Non-cash investing and financing transactions:
Payment of interest in kind on the Convertible Notes	$2,911	$-	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

VANTAGE DRILLING INTERNATIONAL

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Recent Events

Vantage Drilling International (the “Company” or “VDI”), a Cayman Islands exempted company, is an international offshore drilling company focused on operating a fleet of modern, high specification drilling units. Our principal business is to contract drilling units, related equipment and work crews, primarily on a dayrate basis to drill oil and natural gas wells for our customers. We also provide construction supervision services for drilling units owned by others. Through our fleet of drilling units, we are a provider of offshore contract drilling services to major, national and independent oil and natural gas companies, focused primarily on international markets. The Company was previously known as Offshore Group Investment Limited and changed its corporate name to Vantage Drilling International effective February 11, 2016.

Restructuring Agreement and Emergence from Voluntary Reorganization under Chapter 11 Proceeding

On December 1, 2015, we and Vantage Drilling Company (“VDC”), our former parent company, entered into a restructuring support agreement (the “Restructuring Agreement”) with a majority of our secured creditors. Pursuant to the terms of the Restructuring Agreement, the Company agreed to pursue a pre-packaged plan of reorganization (the “Reorganization Plan”) under Chapter 11 of Title 11 of the United States Bankruptcy Code and VDC agreed to commence official liquidation proceedings under the laws of the Cayman Islands. On December 2, 2015, pursuant to the Restructuring Agreement, the Company acquired two subsidiaries responsible for the management of the Company from VDC in exchange for a $61.5 million promissory note (the “VDC Note”). As this transaction involved a reorganization of entities under common control, it was reflected in the consolidated financial statements, at carryover basis, on a retrospective basis. Effective with the Company’s emergence from bankruptcy on February 10, 2016 (the “Effective Date”), VDC’s former equity interest in the Company was cancelled. Immediately following that event, the VDC Note was converted into 655,094 new ordinary shares of the reorganized Company (the “New Shares”) in accordance with the terms thereof, in satisfaction of the obligation thereunder, which, including accrued interest, totaled approximately $62.6 million as of such date.

On December 3, 2015 (the “Petition Date”), the Company, certain of its subsidiaries and certain VDC subsidiaries who were guarantors of the Company’s pre-bankruptcy secured debt, filed the Reorganization Plan in the United States Bankruptcy Court for the District of Delaware (In re Vantage Drilling International (F/K/A Offshore Group Investment Limited), et al., Case No. 15-12422). On January 15, 2016, the District Court of Delaware confirmed the Company’s pre-packaged Reorganization Plan and the Company emerged from bankruptcy on the Effective Date.

The following table summarizes the components of our pre-bankruptcy debt, all of which was reflected as Liabilities Subject to Compromise (“LSTC”) in our consolidated balance sheet as of December 31, 2015 (in thousands):

2017 Term Loan and accrued interest	$326,420
2019 Term Loan and accrued interest	344,738
7.5% Senior Notes and accrued interest	1,136,748
7.125% Senior Notes and accrued interest	736,550
Pre-petition Credit Agreement	150,000
Liabilities Subject to Compromise	$2,694,456

Pursuant to the terms of the Reorganization Plan, the term loans and senior notes were retired on the Effective Date by issuing the debtholders units in the reorganized Company (the “Units”), with each Unit of securities originally consisting of one New Share and $172.61 of principal of the Company’s 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030 (the “Convertible Notes”), subject to adjustment upon the payment of interest in kind and certain cases of redemption or conversion of the Convertible Notes, as well as share splits, share dividends, consolidation or reclassification of the New Shares. As of September 30, 2016, taking into account the payment of interest in kind on the Convertible Notes on June 30, 2016, each such unit of securities became comprised of one New Share and $173.28 of principal of Convertible Notes. The New Shares and the Convertible Notes are subject to the terms of an agreement that prohibits the New Shares and Convertible Notes from being transferred or exchanged separately. For every $1,000 of principal, a note holder received 1.722798 Units for the 2017 Term Loan, 1.725087 Units for the 2019 Term Loan, 1.786070 Units for the 7.5% Senior Notes, and 1.728569 Units for the 7.125% Senior Notes. In total, these debtholders received 4,344,959 Units under the Reorganization Plan.

The Convertible Notes are convertible into New Shares in certain circumstances, at a conversion price (subject to adjustment in accordance with the terms of the Indenture for the Convertible Notes) which was $95.60 as of the issue date. The Indenture for the Convertible Notes includes customary covenants that restrict, among other things, the granting of liens and customary events of default, including among other things, failure to issue securities upon conversion of the Convertible Notes.

Other significant elements of the Reorganization Plan included:

Second Amended and Restated Credit Agreement. The Company’s pre-petition credit agreement was amended to (i) replace the $32.0 million revolving letter of credit commitment with a new $32.0 million revolving letter of credit facility and (ii) repay the $150 million of outstanding borrowings with (a) $7.0 million of cash and (b) the issuance of $143.0 million initial term loans (the “2016 Term Loan Facility”).

10% Senior Secured Second Lien Notes. Holders of the Company’s pre-petition  term loans and senior notes claims were eligible to participate in a rights offering conducted by the Company for $75.0 million of the Company’s new 10% Senior Secured Second Lien Notes due 2020 (the “10% Second Lien Notes”). In connection with this rights offering, certain creditors entered into a “backstop” agreement to purchase 10% Second Lien Notes if the offer was not fully subscribed. The premium paid to such creditors under the backstop agreement was approximately $2.2 million, which was paid $1.1 million in cash and $1.1 million in additional 10% Second Lien Notes, resulting in a total issued amount of $76.1 million of 10% Second Lien Notes, resulting in net cash proceeds of $73.9 million, after deducting the cash portion of the backstop premium.

The Reorganization Plan allowed the Company to continue business operations during the court proceedings and maintain all operating assets and agreements. The Company had adequate liquidity prior to the filing and did not have to seek any debtor-in-possession financing. All trade payables, credits, wages and other related obligations were unimpaired by the Reorganization Plan.

Other Events: In July 2015, we became aware that Hamylton Padilha, the Brazilian agent the Company used in the contracting of the Titanium Explorer drillship to Petroleo Brasileiro S.A. (“Petrobras”), had entered into a plea arrangement with the Brazilian authorities in connection with his role in facilitating the payment of bribes to former Petrobras executives. Among other things, Mr. Padilha provided information to the Brazilian authorities of an alleged bribery scheme between former Petrobras executives and Mr. Hsin-Chi Su, who was, at the time of the alleged bribery scheme, a member of the Board of Directors and a significant shareholder of VDC. When we learned of Mr. Padilha’s plea agreement and the allegations, we voluntarily contacted the U.S. Department of Justice (“DOJ”) and the SEC to advise them of these developments, as well as the fact that we had engaged outside counsel to conduct an internal investigation of the allegations. Our internal investigation is ongoing and we are cooperating with the DOJ and SEC in their investigation of these allegations. In connection with our cooperation with the DOJ and SEC, we advised both agencies that in early 2010, we engaged outside counsel to investigate a report of allegations of improper payments to customs and immigration officials in Asia. That investigation was concluded in 2011, and we determined at that time that no disclosure was warranted; however, in the abundance of caution, we are reviewing the matter again in light of the allegations in the Petrobras matter. Although we cannot predict the outcome of this matter, if the DOJ or the SEC determine that violations of the U.S. Foreign Corrupt Practices Act (“FCPA”) have occurred, the Company could be subject to civil and criminal sanctions, including monetary penalties, as well as additional requirements or changes to our business practices and compliance programs, any or all of which could have a material adverse effect on our business and financial condition. Additionally, if we become subject to any judgment, decree, order, governmental penalty or fine, this may constitute an event of default under the terms of our secured debt agreements and result in our outstanding debt becoming immediately due and payable.

2. Basis of Presentation and Significant Accounting Policies

Basis of Consolidation: The accompanying interim consolidated financial information as of September 30, 2016, for the three months ended September 30, 2016, the periods from February 10, 2016 to September 30, 2016, from January 1, 2016 to February 10, 2016 and the three and nine months ended September 30, 2015 has been prepared without audit, pursuant to the rules and regulations of the SEC and includes our accounts and those of our majority owned subsidiaries and VIEs discussed below. All significant intercompany transactions and accounts have been eliminated. They reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the interim periods, on a basis consistent with the annual audited financial statements (except for the impact of the application of fresh-start accounting). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to the rules and regulations of the SEC, although we believe that the disclosures made are adequate to provide for fair presentation. The balance sheet at December 31, 2015 is derived from our December 31, 2015 audited financial statements. These interim financial statements should be read in conjunction with the financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2015 though, as described below, such prior financial statements may not be comparable to our interim financial statements due to the adoption of fresh-start accounting upon emergence from bankruptcy. The results of operations for the interim periods are not necessarily indicative of the operating results for the full fiscal year or any future periods.

In connection with our bankruptcy filing, we were subject to the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 852 Reorganizations (“ASC 852”). All expenses, realized gains and losses and provisions for losses directly associated with the bankruptcy proceedings were classified as “reorganization items” in the consolidated statements of operations. Certain pre-petition liabilities subject to Chapter 11 proceedings were considered as LSTC on the Petition Date and just prior to our emergence from bankruptcy on the Effective Date. The LSTC classification distinguished such liabilities from the liabilities that were not expected to be compromised and liabilities incurred post-petition.

ASC 852 requires that subsequent to the Petition Date, expenses, realized gains and losses and provisions for losses that can be directly associated with the reorganization of the business be reported separately as reorganization items in the consolidated statements of operations. We were required to distinguish pre-petition liabilities subject to compromise from those that are not and post-petition liabilities in our balance sheet. Liabilities that were subject to compromise were reported at the amounts expected to be allowed by the Bankruptcy Court, even if they were settled for lesser amounts as a result of the Reorganization Plan.

Upon emergence from bankruptcy on the Effective Date, we adopted fresh-start accounting in accordance with ASC 852, which resulted in the Company becoming a new entity for financial reporting purposes. Upon adoption of fresh-start accounting, our assets and liabilities were recorded at their fair values as of the Effective Date. The Effective Date fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in our historical consolidated balance sheets. The effects of the Reorganization Plan and the application of fresh-start accounting were reflected in our consolidated financial statements as of February 10, 2016 and the related adjustments thereto were recorded in our consolidated statements of operations as reorganization items for the period January 1 to February 10, 2016.

As a result, our consolidated balance sheets and consolidated statement of operations subsequent to the Effective Date will not be comparable to our consolidated balance sheets and statements of operations prior to the Effective Date. Our consolidated financial statements and related notes are presented with a black line division which delineates the lack of comparability between amounts presented on or after February 10, 2016 and dates prior. Our financial results for future periods following the application of fresh-start accounting will be different from historical trends and the differences may be material.

References to “Successor” relate to the Company on and subsequent to the Effective Date. References to “Predecessor” refer to the Company prior to the Effective Date. The consolidated financial statements of the Successor have been prepared assuming that the Company will continue as a going concern and contemplate the realization of assets and the satisfaction of liabilities in the normal course of business.

In addition to the consolidation of our majority owned subsidiaries, we also consolidate variable interest entities (“VIEs”) when we are determined to be the primary beneficiary of a VIE. Determination of the primary beneficiary of a VIE is based on whether an entity has (1) the power to direct activities that most significantly impact the economic performance of the VIE and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Our determination of the primary beneficiary of a VIE considers all relationships between us and the VIE. Certain subsidiaries of VDC, who were guarantors of our pre-petition debt and  part of the Reorganization Plan, became our subsidiaries upon emergence from bankruptcy on the Effective Date. We consolidated these entities in our Predecessor consolidated financial statements because we determined that they were VIEs and that we were the primary beneficiary. The following table summarizes the net effect of consolidating these entities on our Predecessor consolidated statement of operations.

	Predecessor
	Period from January 1, 2016 to February 10, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2015
(in thousands)
Revenue	$1,219	$5,563	$16,665
Operating costs and expenses	1,240	5,200	15,034
Income before taxes	22	367	1,658
Income tax provision	991	371	995
Net income (loss) attributable to noncontrolling interests	(969)	(4)	663

Cash and Cash Equivalents: Includes deposits with financial institutions as well as short-term money market instruments with maturities of three months or less when purchased.

Inventory: Consists of materials, consumables, spare parts and related supplies for our drilling rigs and is carried at the lower of average cost or market.

Property and Equipment: Consists of the costs of our drilling rigs, furniture and fixtures, computer equipment and capitalized costs for computer software. Drilling rigs are depreciated on a component basis over estimated useful lives ranging from five to thirty-five years on a straight-line basis as of the date placed in service. Other assets are depreciated upon placement in service over estimated useful lives ranging from three to seven years on a straight-line basis. When assets are sold, retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and a gain or loss is recognized.

We evaluate the realization of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss on our property and equipment exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized would represent the excess of the asset’s carrying value over the estimated fair value.

Interest costs and the amortization of debt financing costs related to the financings of our drilling rigs are capitalized as part of the cost while they are under construction and prior to the commencement of each vessel’s first contract. We did not capitalize any interest for the reported periods.

Debt Financing Costs: Costs incurred with debt financings are deferred and amortized over the term of the related financing facility on a straight-line basis which approximates the interest method. Debt issuance costs related to a recognized debt liability are presented in the consolidated balance sheet as a direct deduction from the carrying amount of that debt liability.

Revenue: Revenue is recognized as services are performed based on contracted dayrates and the number of operating days during the period.

In connection with a customer contract, we may receive lump-sum fees for the mobilization of equipment and personnel or the demobilization of equipment and personnel upon completion. Mobilization fees received and costs incurred to mobilize a rig from one geographic market to another pursuant to a contract are deferred and recognized on a straight-line basis over the term of such contract, excluding any option periods. Costs incurred to mobilize a rig without a contract are expensed as incurred. Fees or lump-sum payments received for capital improvements to rigs are deferred and amortized to income over the term of the related drilling contract. The costs of such capital improvements are capitalized and depreciated over the useful lives of the assets. Upon completion of drilling contracts, any demobilization fees received are recorded as revenue. We record reimbursements from customers for rebillable costs and expenses as revenue and the related direct costs as operating expenses.

Rig and Equipment Certifications: We are required to obtain regulatory certifications to operate our drilling rigs and certain specified equipment and must maintain such certifications through periodic inspections and surveys. The costs associated with these certifications, including drydock costs, are deferred and amortized over the corresponding certification periods.

Income Taxes: Income taxes are provided for based upon the tax laws and rates in effect in the countries in which operations are conducted and income is earned. Deferred income tax assets and liabilities are computed for differences between the financial statement basis and tax basis of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. We recognize interest and penalties related to income taxes as a component of income tax expense.

We early adopted the provisions of ASU 2015-17 effective January 1, 2016 and have retrospectively applied its provisions to all periods presented in our Consolidated Financial Statements. ASU 2015-17 requires companies to classify all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. Application of ASU 2015-17 did not have a material impact on our consolidated financial statements.

Concentrations of Credit Risk: Financial instruments that potentially subject us to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain deposits in federally insured financial institutions in excess of federally insured limits. We monitor the credit ratings and our concentration of risk with these financial institutions on a continuing basis to safeguard our cash deposits. We have a limited number of key customers, who are primarily large international oil and gas operators, national oil companies and other international oil and gas companies. Our contracts provide for monthly billings as services are performed and we monitor compliance with contract payment terms on an ongoing basis. Outstanding receivables beyond payment terms are promptly investigated and discussed with the specific customer. We did not have an allowance for doubtful accounts as of September 30, 2016 or December 31, 2015.

Use of Estimates: The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to property and equipment, income taxes, insurance, employee benefits and contingent liabilities. Actual results could differ from these estimates.

Fair Value of Financial Instruments: The fair value of our short-term financial assets and liabilities approximates the carrying amounts represented in the balance sheet principally due to the short-term nature or floating rate nature of these instruments. At September 30, 2016, the fair value of the 2016 Term Loan Facility, the 10% Second Lien Notes and the Convertible Notes was approximately $132.0 million, $70.0 million and $347.6 million, respectively, based on quoted market prices, a Level 1 measurement. At December 31, 2015, the fair value of the 7.125% Senior Notes and the 7.5% Senior Notes was approximately $15.7 million and $23.5 million, respectively, based on quoted market prices, a Level 1 measurement. These notes are classified as LSTC as of December 31, 2015 and were discharged under the Reorganization Plan on the Effective Date.

Recent Accounting Standards: In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU No. 2014-09 supersedes most of the existing revenue recognition requirements in U.S. GAAP, including industry-specific guidance. The ASU is based on the principle that revenue is recognized when an entity transfers promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also requires significant additional disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2017, and interim periods within those years, using either a full or a modified retrospective application approach.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842): Amendments to the FASB Accounting Standards Codification, to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. Under these amendments, lessees are required to recognize lease assets and lease liabilities for leases classified as operating leases under ASC 840. ASU No. 2016-02 is effective for financial statements issued for fiscal years beginning after December 15, 2018, and early adoption is permitted.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718). The pronouncement was issued to simplify the accounting for share-based payment transactions, including income tax consequences, the classification of awards as either equity or liabilities, and the classification on the statement of cash flows. ASU No. 2016-09 is effective for reporting periods beginning after December 15, 2016 and early adoption is permitted, but all of the guidance must be adopted in the same period. We adopted ASU No. 2016-09 in the third quarter of 2016 in connection with the adoption of the Amended and Restated 2016 Management Incentive Plan (the “2016 Amended MIP”), and there was no impact on our financial statements as there were no outstanding share awards at the adoption date.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). ASU No. 2016-13 was issued to provide more decision-useful information about the expected credit losses on financial instruments and changes the loss impairment methodology. ASU No. 2016-13 is effective for reporting periods beginning after December 15, 2019 using a modified retrospective adoption method. A prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date.

We are evaluating the provisions of ASU No. 2016-02, ASU No. 2016-13 and ASU No. 2014-09 and have not yet determined the impact of these ASUs on our financial position, results of operations or cash flows.

3. Fresh-Start Accounting

Upon our emergence from bankruptcy, we adopted fresh-start accounting in accordance with ASC 852. We qualified for fresh-start accounting because (i) the reorganization value of our assets immediately prior to the confirmation was less than the post-petition liabilities and allowed claims and (ii) the holders of existing voting shares of the Predecessor company received less than 50% of the voting shares of the post-emergence Successor entity.

Reorganization Value: Reorganization value represents the fair value of the Successor’s total assets and is intended to approximate the amount a willing buyer would pay for the assets immediately after restructuring. Under fresh-start accounting, we allocated the reorganization value to our individual assets based on their estimated fair values.

Our reorganization value is derived from an estimate of enterprise value. Enterprise value represents the estimated fair value of an entity’s long term debt and shareholders’ equity. The estimated enterprise value of the Company of approximately $954.2 million represents management’s best estimate of fair value on the Effective Date and the value contemplated by the Bankruptcy Court in confirmation of the Reorganization Plan after extensive negotiations among the Company and its creditors. The estimated enterprise value, after adding cash plus the estimated fair values of all of the Company’s non-debt liabilities, is intended to approximate the reorganization value. A reconciliation of the reorganization value is provided in the table below:

(in thousands)
Enterprise value	$954,242
Plus: Cash, cash equivalents and restricted cash	250,046
Plus: Working capital surplus	712
Plus: Current liabilities	80,284
Reorganization value of Successor assets	$1,285,284

Reorganization value and enterprise value were estimated using numerous projections and assumptions that are inherently subject to significant uncertainties and resolution of contingencies that are beyond our control. Accordingly, the estimates set forth herein are not necessarily indicative of actual outcomes, and there can be no assurance that the estimates, projections or assumption will be realized.

In order to estimate the enterprise value of the Company, we used a discounted cash flow methodology. The discounted cash flow analysis estimates the value of a business by calculating the present value of expected future unlevered after-tax free cash flows to be generated by such business. This analysis is supported through a comparison of indicated values resulting from the use of other valuation techniques including: (i) a comparison of financial multiples implied by the estimated enterprise value to a range of multiples of publicly held companies with similar characteristics, and (ii) an analysis of comparable valuations indicated by precedent mergers or acquisitions of such companies.

The financial projections used to estimate the expected future unlevered after-tax free cash flows were based on our 5-year forecast. The projections were prepared by management and are based on a number of estimates including various assumptions regarding the anticipated future performance of the Company, industry performance, general business and economic conditions and other matters, many of which are beyond our control. The discounted cash flow method also includes assumptions of the weighted average cost of capital (the “Discount Rate”) as well as an estimate of a residual growth rate used to determine the enterprise value represented by the time period beyond the 5-year plan. The Discount Rate was calculated using the capital asset pricing model and resulted in a Discount Rate of 15.2%. The estimated residual growth rate was developed considering the long-term economic outlook of the industry and geographical regions that the Company operates in and resulted in an estimated rate of 2.0%.

Consolidated Balance Sheet: The adjustments set forth in the following condensed consolidated balance sheet reflect the effect of the consummation of the transactions contemplated by the Reorganization Plan (reflected in the column “Reorganization Adjustments”) as well as fair value adjustments as a result of the adoption of fresh-start accounting (reflected in the column “Fresh-Start Adjustments”). The explanatory notes highlight methods used to determine fair values or other amounts of the assets and liabilities as well as significant assumptions or inputs.

	Predecessor Company February 10, 2016	Reorganization Adjustments		Fresh-Start Adjustments		Successor Company February 10, 2016
(in thousands, except share and par value information)
ASSETS
Current assets
Cash and cash equivalents	$182,171	$66,875	(a)	$—		$249,046
Trade receivables	74,297	—		—		74,297
Inventory	64,272	—		(20,030)	(f)	44,242
Prepaid expenses and other current assets	16,511	—				16,511
Total current assets	337,251	66,875		(20,030)		384,096
Property and equipment
Property and equipment	3,480,890	—		(2,589,755)		891,135
Accumulated depreciation	(543,315)	—		543,315		-
Property and equipment, net	2,937,575	—		(2,046,440)	(g)	891,135
Other assets
Other assets	21,963	—		(11,910)	(h)	10,053
Total other assets	21,963	—		(11,910)		10,053
Total assets	$3,296,789	$66,875		$(2,078,380)		$1,285,284

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$34,547	$—		$—		$34,547
Accrued liabilities	44,307	—		—		44,307
Current maturities of long-term debt	—	1,430	(b)	—		1,430
VDC note payable	62,627	(62,627)	(c)	—		—
Total current liabilities	141,481	(61,197)		—		80,284
Long–term debt	—	818,525	(b)	—		818,525
Other long-term liabilities	30,645	—		(18,148)	(h)	12,497
Liabilities subject to compromise	2,694,456	(2,694,456)	(d)			—
Commitments and contingencies
Shareholders' equity
Predecessor ordinary shares, $0.001 par value, 50 million shares authorized; one thousand shares issued and outstanding	—	—		—		—
Predecessor additional paid-in capital	595,119	(595,119)	(e)	—		—
Successor ordinary shares, $0.001 par value, 50 million shares authorized; 5,000,053 shares issued and outstanding	—	5	(b)(c)	—		5
Successor additional paid-in capital	—	373,973	(b)(c)	—		373,973
Accumulated deficit	(179,198)	2,239,430	(e)	(2,060,232)	(i)	—
Total VDI shareholders' equity	415,921	2,018,289		(2,060,232)		373,978
Noncontrolling interests	14,286	(14,286)	(e)	—		—
Total equity	430,207	2,004,003		(2,060,232)		373,978
Total liabilities and equity	$3,296,789	$66,875		$(2,078,380)		$1,285,284

a)	Reflects the net use of cash on the Effective Date from implementation of the Reorganization Plan (in thousands):

Sources:
Net proceeds from 10% Second Lien Notes	$76,125
Total Sources	76,125

Uses:
Repayment of Credit Facility borrowings	(7,000)
Debt issuance costs	(2,250)
Total Uses	(9,250)

Net Sources	$66,875
b)

Represents the issuance of the new debt in connection with the Reorganization Plan: (1) the conversion of the pre-petition revolving credit facility into (i) $143.0 million of the 2016 Term Loan Facility and (ii) $7.0 million of cash; (2) the issuance of $76.1 million of new 10% Second Lien Notes in a rights offering raising net proceeds of approximately $73.9 million after backstop premium and offering costs and (3) issuance of 4,344,959 New Shares and $750.0 million face value of Convertible Notes.

c)	Reflects the settlement of the VDC Note by issuing 655,094 New Shares in accordance with the Reorganization Plan.
d)	Reflects the settlement of LSTC in accordance with the Reorganization Plan as follows:

(in thousands)
2017 Term Loan	$323,543
2019 Term Loan	341,250
7.5% Senior Notes	1,086,815
7.125% Senior Notes	727,622
Prepetition credit facility	150,000
Accrued interest	65,226
Liabilities subject to compromise of the Predecessor Company	2,694,456
Fair value of equity issued to debtholders	(311,351)
Fair value of Convertible Notes issued to debtholders	(603,080)
Issuance of 2016 Term Loan Facility	(143,000)
Credit Facility settled in cash	(7,000)
Gain on settlement of liabilities subject to compromise (debt forgiveness)	$1,630,025
e)	Reflects the cumulative impact of reorganization adjustments discussed above:

(in thousands)
Gain on settlement of liabilities subject to compromise	$1,630,025
Cancellation of Predecessor Company equity	595,119
Acquisition of non-controlling interests	14,286
Net impact to retained earnings	$2,239,430
f)

An adjustment of $20.0 million was recorded to inventory to decrease its net book value to estimated fair value. This inventory was part of the original shipyard value and the adjustment is based on the adjustment for the decrease in value for the individual drilling rigs; see (g) below.

g)

An adjustment of $2.0 billion was recorded to decrease the net book value of property and equipment to estimated fair value. The fair value was determined utilizing the income approach for drilling rigs and related rig equipment. The discounted cash flow method under the income approach estimates the future cash flow that an asset is expected to generate. Future cash flow is converted to a present value equivalent using the estimated Discount Rate. The components of property and equipment, net as of February 10, 2016 and the fair value at February 10, 2016 are summarized in the following table:

	Successor	Predecessor
	February 10, 2016	February 10, 2016
(in thousands)
Drilling rigs	$847,035	$2,863,307
Capital spares	16,422	32,080
Leasehold improvements, office and technology equipment	18,389	18,389
Assets under construction	9,289	23,799
	$891,135	$2,937,575
h)	Represents the adjustments of deferred equipment survey and inspection costs, mobilization costs and mobilization revenue to estimated fair value.
i)	Reflects the cumulative impact of fresh-start adjustments discussed above:

(in thousands)
Property and equipment fair value adjustments	$(2,046,440)
Inventory fair value adjustments	(20,030)
Deferred mobilization expense write-off	(7,654)
Deferred equipment certification write-off	(4,256)
Deferred mobilization revenue write-off	18,148
Net impact to retained earnings (deficit)	$(2,060,232)

4. Reorganization Items

Reorganization items represent amounts incurred subsequent to the Petition Date as a direct result of the filing of the Reorganization Plan and are comprised of the following:

	Successor		Predecessor
	Three Months Ended September 30, 2016	Period from February 10, 2016 to September 30, 2016	Period from January 1, 2016 to February 10, 2016
(in thousands)
Professional fees	$(35)	$606	$22,716
Net gain on settlement of LSTC	—	—	(1,630,025)
Fresh-start adjustments	—	—	2,060,232
	$(35)	$606	$452,923

For the periods from February 10, 2016 to September 30, 2016 and from January 1, 2016 to February 10, 2016, cash payments for reorganization items totaled $15.9 million and $7.3 million, respectively.

5. Debt

Following our emergence from bankruptcy, our debt as of September 30, 2016 and February 10, 2016 was comprised of the following:

	September 30, 2016	February 10, 2016
(in thousands)
2016 Term Loan Facility	$141,928	$143,000
10% Second Lien Notes, net of financing costs of $1,990 and $2,250	74,135	73,875
Convertible Notes, net of discount of $115,845 and $146,920	637,049	603,080
	853,112	819,955
Less current maturities of long-term debt	1,430	1,430
Long-term debt, net	$851,682	$818,525

Second Amended and Restated Credit Agreement. The Company entered into the 2016 Term Loan Facility providing for (i) a $32.0 million revolving letter of credit facility to replace the Company’s existing $32.0 million revolving letter of credit commitment under its pre-petition credit facility and (ii) $143.0 million of term loans into which the claims of the lenders under the Company’s pre-petition credit facility were converted. The lenders under the Company’s pre-petition credit facility also received $7.0 million of cash under the Reorganization Plan. The obligations under the 2016 Term Loan Facility are guaranteed by substantially all of the Company’s subsidiaries, subject to limited exceptions, and secured on a first priority basis by substantially all of the Company’s and the guarantors’ assets, including ship mortgages on all vessels, assignments of related earnings and insurance and pledges of the capital stock of all guarantors, in each case, subject to certain exceptions.

The maturity date of the term loans and commitments established under the 2016 Term Loan Facility is December 31, 2019. Interest is payable on the unpaid principal amount of each term loan under the 2016 Term Loan Facility at LIBOR plus 6.5%, with a LIBOR floor of 0.5%. The initial term loans are currently bearing interest at 7.3%. The 2016 Term Loan Facility has quarterly scheduled debt maturities of $357,500 which commenced in March 2016.

Fees are payable on the outstanding face amount of letters of credit at a rate per annum equal to 5.50% as such rate may be increased from time to time pursuant to the terms of the 2016 Term Loan Facility.

The 2016 Term Loan Facility includes customary representations and warranties, mandatory prepayments, affirmative and negative covenants and events of default, including covenants that, among other things, restrict the granting of liens, the incurrence of indebtedness, the making of investments and capital expenditures, the sale or other conveyance of assets, including vessels, transactions with affiliates, prepayments of certain debt and the operation of vessels. The 2016 Term Loan Facility also requires that the Company maintain $75.0 million of available cash (defined to include unrestricted cash and cash equivalents plus undrawn commitments).

10% Senior Secured Second Lien Notes. The Company engaged in a rights offering for $75.0 million of new 10% Second Lien Notes for certain holders of its secured debt claims. In connection with this rights offering, certain creditors entered into a “backstop” agreement to purchase 10% Second Lien Notes if the offer was not fully subscribed. The premium paid to such creditors under the backstop agreement was approximately $2.2 million, which was paid $1.1 million in cash and $1.1 million in additional 10% Second Lien Notes, resulting in a total issued amount of $76.1 million of 10% Second Lien Notes, and in net cash proceeds of approximately $73.9 million after deducting the cash portion of the backstop premium.

The 10% Second Lien Notes were issued at par and are fully and unconditionally guaranteed (except for customary release provisions), on a senior secured basis, by all of the subsidiaries of the Company. The 10% Second Lien Notes mature on December 31, 2020, and bear interest from the date of their issuance at the rate of 10% per year. Interest on outstanding 10% Second Lien Notes is payable semi-annually in arrears, which commenced on June 30, 2016. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. The 10% Second Lien Notes rank behind the 2016 Term Loan Facility as to collateral.

The Indenture for the 10% Second Lien Notes includes customary covenants and events of default, including covenants that, among other things, restrict the granting of liens, restrict the making of investments, restrict the incurrence of indebtedness and the conveyance of vessels, limit transactions with affiliates, and require that the Company provide periodic financial reports.

1%/12% Step-Up Senior Secured Third Lien Convertible Notes. The Company issued 4,344,959 New Shares and $750.0 million of the Convertible Notes to certain creditors holding approximately $2.5 billion of pre-petition secured debt claims. The New Shares issued to the creditors and the Convertible Notes may only be traded together and not separately. The Convertible Notes mature on December 31, 2030 and are convertible into New Shares, in certain circumstances, at a conversion price (subject to adjustment in accordance with the terms of the Indenture for the Convertible Notes) which was $95.60 as of the issue date.

The Company’s obligations under the Convertible Notes are fully and unconditionally guaranteed (except for customary release provisions), on a senior secured basis, by all of the subsidiaries of the Company, and the obligations of the Company and guarantors are secured by liens on substantially all of their respective assets. The guarantees by the Company’s subsidiaries of the Convertible Notes are joint and several. The Company has no independent assets or operations apart from the assets and operations of its wholly-owned subsidiaries. Any subsidiaries of the Company other than the subsidiary guarantors are minor. In addition, there are no significant restrictions on the Company’s or any subsidiary guarantor’s ability to obtain funds from its subsidiaries by dividend or loan. The Indenture for the Convertible Notes includes customary covenants that restrict the granting of liens and customary events of default, including, among other things, failure to issue securities upon conversion of the Convertible Notes.

Interest on the Convertible Notes is payable semi-annually in arrears commencing June 30, 2016 as a payment in kind, either through an increase in the outstanding principal amount of the Convertible Notes or, if the Company is unable to increase such principal amount, by the issuance of additional Convertible Notes.  Interest is computed on the basis of a 360-day year comprised of twelve 30-day months at a rate of 1% per annum for the first four years and then increasing to 12% per annum until maturity.

In connection with the adoption of fresh-start accounting, the Convertible Notes were recorded at an estimated fair value of approximately $603.1 million. The difference between face value and the fair value at date of issuance of the Convertible Notes was recorded as a debt discount and is being amortized to interest expense over the expected life of the Convertible Notes using the effective interest rate method.

The principal balance of the Convertible Notes (including payment in kind interest thereon) is convertible into New Shares at a conversion rate based on an initial price per share of $95.60 per New Share, subject to adjustment, as described in the Indenture for the Convertible Notes. The Convertible Notes are convertible only (a) prior to the third anniversary of the issue date (February 10, 2016), (i) upon the instruction of holders of a majority in principal amount of the Convertible Notes or (ii) upon the full and final resolution of all potential Investigation Claims (as defined below), as determined in good faith by the board of directors of the Company (the “Board”) (which determination shall require the affirmative vote of a supermajority of the non-management directors), and (b) from and after February 10, 2019 through their maturity date of December 31, 2030, upon the approval of the Board (which approval shall require the affirmative vote of a supermajority of the non-management directors). For these purposes, (i) “supermajority of the non-management directors” means five affirmative votes of non-management directors assuming six non-management directors eligible to vote and, in all other circumstances, the affirmative vote of at least 75% of the non-management directors eligible to vote and (ii) “Investigation Claim” means any claim held by a United States or Brazilian governmental unit and arising from or related to the procurement of that certain Agreement for the Provision of Drilling Services, dated as of February 4, 2009, by and between Petrobras Venezuela Investments & Services B.V. and Vantage Deepwater Company, as amended, modified, supplemented, or novated from time to time.

In the event of a change in control, the holders of our Convertible Notes have the right to require us to repurchase all or any part of the Convertible Notes at a price equal to 101% of their principal amount. We assessed the prepayment requirements and concluded that this feature met the criteria to be considered an embedded derivative and must be bifurcated and separately valued at fair value due to the discount on the Convertible Notes at issuance. We considered the probabilities of a change of control occurring and determined that the derivative had a de minimis value at February 10, 2016 and September 30, 2016, respectively.

Upon the occurrence of specified change of control events or certain losses of our vessels in the agreements governing our 10% Second Lien Notes, Convertible Notes or 2016 Term Loan Facility, we will be required to offer to repurchase or repay all (or in the case of events of losses of vessels, an amount up to the amount of proceeds received from such event of loss) of such outstanding debt under such debt agreements at the prices and upon the terms set forth in the applicable agreements. In addition, in connection with certain asset sales, we will be required to offer to repurchase or repay such outstanding debt as set forth in the applicable debt agreements.

6. Shareholders’ Equity

We have 50,000,000 authorized ordinary shares, par value $0.001 per share. Upon emergence from bankruptcy, we issued 5,000,053 ordinary shares in connection with the settlement of LSTC and the VDC Note. As of September 30, 2016, 5,000,053 ordinary shares were issued and outstanding.

As of December 31, 2015, the Company was a 100% owned subsidiary of VDC and did not have any equity incentive plans of its own. VDC had the 2007 Long-Term Incentive Plan under which time-vested and performance units were awarded to officers and employees of the Company and related share compensation expense was recognized. The vesting of outstanding equity awards provided by VDC was suspended prior to December 31, 2015 as the trading value of the shares of VDC was below the administrative costs of vesting the awards. Outstanding share awards at December 31, 2015 were cancelled due to VDC’s liquidation filing in the Cayman Islands. We recognized share compensation expense charged by VDC of $1.4 million and $4.9 million for the three and nine months ended September 30, 2015, respectively.

On August 9, 2016, the Company adopted the 2016 Amended MIP to align the interests of participants with those of the shareholders by providing incentive compensation opportunities tied to the performance of the Company’s equity securities. Pursuant to the 2016 Amended MIP, the Compensation Committee may grant to employees, directors and consultants stock options, restricted stock, restricted stock units or other awards. During the third quarter of 2016, we granted to employees 41,894 time-based restricted stock units (“TBGs”) and 97,749 performance-based restricted stock units (“PBGs”) under our 2016 Amended MIP. In September 2016, four directors were granted 763 TBGs each, or a total of 3,052 TBGs. The TBGs vest ratably over the first four anniversaries of the Effective Date; however, accelerated vesting is provided for in the event of a qualified liquidity event as defined (a “QLE”), otherwise, the settlement of any vested TBGs occurs upon the seventh anniversary of the Effective Date. The PBGs contain vesting eligibility provisions tied to the earlier of a QLE or seven years from the Effective Date. Upon the occurrence of a vesting eligibility event, the number of PBGs that actually vest will be dependent on the achievement of pre-determined Total Enterprise Value targets specified in the grants. During the quarter ended September 30, 2016, we recognized approximately $75,800 of share based compensation expense.

7. Income Taxes

We are a Cayman Islands entity. The Cayman Islands does not impose corporate income taxes. Consequently, we have calculated income taxes based on the laws and tax rates in effect in the countries in which operations are conducted, or in which we and our subsidiaries are considered resident for income tax purposes. We operate in multiple countries under different legal forms. As a result, we are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Tax rates vary between jurisdictions, as does the tax base to which the rates are applied. Taxes may be levied based on net profit before taxes or gross revenues. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Our income tax expense may vary substantially from one period to another as a result of changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions, rig movements or our level of operations or profitability in each tax jurisdiction. Furthermore, our income taxes are generally dependent upon the results of our operations and, when we generate significant revenues in jurisdictions where the income tax liability is based on gross revenues or asset values, there is no correlation between our operating results and the income tax expense. Furthermore, in some jurisdictions we do not pay taxes or receive benefits for certain income and expense items, including interest expense, loss on extinguishment of debt and write-off of development costs.

Deferred income tax assets and liabilities are recorded for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. We provide for deferred taxes on temporary differences between the financial statements and tax bases of assets and liabilities using the enacted tax rates, which are expected to apply to taxable income when the temporary differences are expected to reverse. Deferred tax assets are also provided for certain tax credit carryforwards. A valuation allowance is established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

In certain jurisdictions, we are taxed under preferential tax regimes, which may require our compliance with specified requirements to sustain the tax benefits. We believe we are in compliance with the specified requirements and will continue to make all reasonable efforts to comply; however, our ability to meet the requirements of the preferential tax regimes may be affected by changes in laws, our business operations and other factors affecting our company and industry, many of which are beyond our control.

Our periodic tax returns are subject to examination by taxing authorities in the jurisdictions in which we operate in accordance with the normal statute of limitations in the applicable jurisdiction. These examinations may result in assessments of additional taxes that are resolved with the authorities or through the courts. Resolution of these matters involves uncertainties and there are no assurances as to the outcome. Our tax years 2008 and forward remain open to examination in many of our jurisdictions and we are currently involved in several tax examinations in jurisdictions where we are operating or have previously operated. As information becomes available during the course of these examinations, we may increase or decrease our estimates of tax assessments and accruals.

8. Commitments and Contingencies

We are subject to litigation, claims and disputes in the ordinary course of business, some of which may not be covered by insurance. Management does not believe any of these matters will have a material adverse impact on the Company’s financial position or results of operations. There is an inherent risk in any litigation or dispute and no assurance can be given as to the outcome of any claims.

In July 2015, we became aware that Hamylton Padilha, the Brazilian agent the Company used in the contracting of the Titanium Explorer drillship to Petrobras, had entered into a plea arrangement with the Brazilian authorities in connection with his role in facilitating the payment of bribes to former Petrobras executives. Among other things, Mr. Padilha provided information to the Brazilian authorities of an alleged bribery scheme between former Petrobras executives and Mr. Hsin-Chi Su who was, at the time of the alleged bribery scheme, a member of the Board of Directors and a significant shareholder of VDC. When we learned of Mr. Padilha’s plea agreement and the allegations, we voluntarily contacted the DOJ and the SEC to advise them of these developments, as well as the fact that we had engaged outside counsel to conduct an internal investigation of the allegations. Our internal investigation is ongoing and we are cooperating with the DOJ and SEC in their investigation of these allegations. In connection with our cooperation with the DOJ and SEC, we advised both agencies that in early 2010, we engaged outside counsel to investigate a report of allegations of improper payments to customs and immigration officials in Asia.  That investigation was concluded in 2011, and we determined at that time that no disclosure was warranted; however, in the abundance of caution, we are reviewing the matter again in light of the allegations in the Petrobras matter. Although we cannot predict the outcome of this matter, if the DOJ or the SEC determine that violations of the FCPA have occurred, the Company could be subject to civil and criminal sanctions, including monetary penalties, as well as additional requirements or changes to our business practices and compliance programs, any or all of which could have a material adverse effect on our business and financial condition. Additionally, if we become subject to any judgment, decree, order, governmental penalty or fine, this may constitute an event of default under the terms of our secured debt agreements and result in our outstanding debt becoming immediately due and payable.

9. Supplemental Financial Information

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	Successor	Predecessor
	September 30, 2016	December 31, 2015
(in thousands)
Prepaid insurance	$638	$1,394
Sales tax receivable	8,378	8,203
Income tax receivable	1,380	5,398
Other receivables	89	734
Other	4,776	6,377
	$15,261	$22,106

Property and Equipment, net

Property and equipment, net, consisted of the following:

	Successor	Predecessor
	September 30, 2016	December 31, 2015
(in thousands)
Drilling equipment	$865,499	$3,425,738
Assets under construction	16,473	23,421
Office and technology equipment	17,372	29,405
Leasehold improvements	1,008	2,442
	900,352	3,481,006
Accumulated depreciation	(49,177)	(532,619)
Property and equipment, net	$851,175	$2,948,387

Other Assets

Other assets consisted of the following:

	Successor	Predecessor
	September 30, 2016	December 31, 2015
(in thousands)
Performance bond collateral	$3,197	$3,197
Deferred certification costs	5,336	10,050
Deferred mobilization costs	2,351	8,454
Deferred income taxes	1,812	152
Deposits	986	1,197
	$13,682	$23,050

Accrued Liabilities

Accrued liabilities consisted of the following:

	Successor	Predecessor
	September 30, 2016	December 31, 2015
(in thousands)
Interest	$3,866	$1,125
Compensation	12,415	8,360
Income taxes payable	2,059	8,901
Other	1,459	3,316
	$19,799	$21,702

Other Long-Term Liabilities

Other long-term liabilities consisted of the following:

	Successor	Predecessor
	September 30, 2016	December 31, 2015
(in thousands)
Deferred revenue	$—	$20,247
Deferred income taxes	1,637	2,635
Other non-current liabilities	9,287	10,215
	$10,924	$33,097

Transactions with Former Parent Company

The Company's Consolidated Statement of Operations included the following transactions with VDC for the periods indicated:

	Successor		Predecessor
	Three Months Ended September 30, 2016	Period from February 10, 2016 to September 30, 2016	Period from January 1, 2016 to February 10, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2015
(in thousands)
Reimbursable revenues	$—	$—	$—	$1,599	$5,787
Interest income	7	18	3	7	21
Interest expense	—	—	(662)	—	—
	$7	$18	$(659)	$1,606	$5,808

The following table summarizes the balances payable to VDC included in the Company's Consolidated Balance Sheet as of the periods indicated:

	Successor	Predecessor
	September 30, 2016	December 31, 2015
(in thousands)
Accounts payable to related parties, net	$17,257	$17,340
VDC Note	—	61,477
Accrued liabilities	—	489
	$17,257	$79,306

10. Business Segment and Significant Customer Information

We aggregate our contract drilling operations into one reportable segment even though we provide contract drilling services with different types of rigs, including jackup rigs and drillships, and in different geographic regions. Our operations are dependent on the global oil and gas industry and our rigs are relocated based on demand for our services and customer requirements. Our customers consist primarily of large international oil and gas companies, national or government-controlled oil and gas companies and other international exploration and production companies.

We also provide construction supervision services for drilling units owned by others. In September 2013, we signed an agreement to supervise and manage the construction of two ultra-deepwater drillships for a third party. We receive management fees and reimbursable costs during the construction phase of the two drillships, subject to a maximum amount for each drillship. This business represented approximately 2.5%, 3.1% , 3.2%, 0.9% and 0.9% of our total revenue for the three months ended September 30, 2016, for the periods from February 10, 2016 to September 30, 2016, from January 1, 2016 to February 10, 2016 and for the three and nine months ended September 30, 2015, respectively.

For the three and nine months ended September 30, 2016 and 2015, all of our revenue was from countries outside of the United States. Consequently, we are exposed to the risk of changes in economic, political and social conditions inherent in foreign operations. Two customers accounted for approximately 66% and 20% of consolidated revenue for the three months ended September 30, 2016. Three customers accounted for approximately 56%, 19% and 15% of consolidated revenue for the period from February 10, 2016 2016 to September 30, 2016.  Three customers accounted for approximately 58%, 18% and 14% of consolidated revenue for the period from January 1, 2016 to February 10, 2016. Three customers accounted for approximately 31%, 26% and 25% of consolidated revenue for the three months ended September 30, 2015. For the nine months ended September 30, 2015, three customers accounted for approximately 29%, 24% and 24% of consolidated revenue.

Our revenue by country was as follows (in thousands):

	Successor		Predecessor
	Three Months Ended September 30, 2016	Period from February 10, 2016 to September 30, 2016	Period from January 1, 2016 to February 10, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2015
Congo	$26,385	$65,664	$13,769	$64,324	$185,566
Malaysia	7,783	22,743	3,319	—	—
Indonesia	—	18,062	4,214	—	—
India	—	—	—	51,735	156,916
U.S.	—	—	—	32,493	128,307
Other countries (a)	5,774	11,770	2,238	61,538	174,205
Total revenues	$39,942	$118,239	$23,540	$210,090	$644,994
(a)	Other countries represent countries in which we operate that individually had operating revenues representing less than 10% of total revenues earned.

Our property and equipment, net by country was as follows (in thousands):

	Successor	Predecessor
	September 30, 2016	December 31, 2015
	(unaudited)
Congo	$282,404	$582,590
Malaysia	286,767	—
South Africa	200,751	851,099
India	—	718,966
Other countries (a)	81,253	795,732
Total property and equipment	$851,175	$2,948,387
(a)	Other countries represent countries in which we individually had property and equipment, net, representing less than 10% of total property and equipment, net.

A substantial portion of our assets are mobile drilling units. Asset locations at the end of the period are not necessarily indicative of the geographic distribution of the revenues generated by such assets during the periods.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist you in understanding our financial position at September 30, 2016 and our results of operations for the three months ended September 30, 2016, for the periods from February 10, 2016 to September 30, 2016 (the “Successor Period”) and from January 1, 2016 to February 10, 2016 (the “Predecessor Period”) and for the three and nine months ended September 30, 2015. The Successor Period and the Predecessor Period referred to in the results of operations are two distinct reporting periods as a result of our emergence from bankruptcy on February 10, 2016. The discussion should be read in conjunction with the financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2015. The results of operations for the interim periods are not necessarily indicative of the operating results for the full fiscal year or any future periods. Certain previously reported amounts have been reclassified to conform to the current year presentation.

Overview

We are an international offshore drilling company focused on operating a fleet of modern, high specification drilling units. Our principal business is to contract drilling units, related equipment and work crews, primarily on a dayrate basis to drill oil and natural gas wells for our customers. We also provide construction supervision services for drilling units owned by others. Through our fleet of drilling units, we are a provider of offshore contract drilling services to major, national and independent oil and natural gas companies, focused primarily on international markets.

The following table sets forth certain current information concerning our offshore drilling fleet as of October 21, 2016.

Name	Year Built	Water Depth Rating (feet)	Drilling Depth Capacity (feet)	Status
Jackups
Emerald Driller	2008	375	30,000	Mobilizing
Sapphire Driller	2009	375	30,000	Warm Stacked
Aquamarine Driller	2009	375	30,000	Operating
Topaz Driller	2009	375	30,000	Warm Stacked
Drillships (1)
Platinum Explorer	2010	12,000	40,000	Warm Stacked
Titanium Explorer	2012	12,000	40,000	Warm Stacked
Tungsten Explorer	2013	12,000	40,000	Operating
(1)	The drillships are designed to drill in up to 12,000 feet of water and are currently equipped to drill in 10,000 feet of water.

Reorganization

On the Petition Date, we filed a reorganization plan in the United States Bankruptcy Court for the District of Delaware (In re Vantage Drilling International (F/K/A Offshore Group Investment Limited), et al., Case No. 15-12422). On January 15, 2016, the District Court of Delaware confirmed the Company’s pre-packaged reorganization plan and we emerged from bankruptcy effective on the Effective Date.

Pursuant to the terms of the Reorganization Plan, the pre-bankruptcy term loans and senior notes were retired on the Effective Date by issuing the debtholders Units in the reorganized Company, with each Unit of securities originally consisting of one New Share and $172.61 of principal of the Convertible Notes, subject to adjustment upon the payment of interest in kind and certain cases of redemption of conversion of the Convertible Notes, as well as share splits, share dividends, consolidation or reclassification of the New Shares. As of September 30, 2016, taking into account the payment of interest in kind on the Convertible Notes on June 30, 2016, each such unit of securities became comprised of one New Share and $173.28 of principal of Convertible Notes. The New Shares and the Convertible Notes are subject to the terms of an agreement that prohibits the New Shares and Convertible Notes from being transferred or exchanged separately. For every $1,000 of principal, a note holder received 1.722798 Units for the 2017 Term Loan, 1.725087 Units for the 2019 Term Loan, 1.786070 Units for the 7.5% Senior Notes, and 1.728569 Units for the 7.125% Senior Notes. In total, these debtholders received 4,344,959 Units under the Reorganization Plan.

Other significant elements of the Reorganization Plan included:

Second Amended and Restated Credit Agreement. The Company’s pre-petition credit agreement was amended to (i) replace the $32.0 million revolving letter of credit commitment under its pre-petition facility with a new $32.0 million revolving letter of credit facility and (ii) repay the $150 million of outstanding borrowings under its pre-petition facility with (a) $7.0 million of cash and (b) the issuance of $143.0 million initial term loans.

10% Senior Secured Second Lien Notes. Holders of the Company’s pre-petition  secured debt claims were eligible to participate in a rights offering conducted by the Company for $75.0 million of the Company’s 10% Second Lien Notes. In connection with this rights offering, certain creditors entered into a “backstop” agreement to purchase 10% Second Lien Notes if the offer was not fully subscribed. The premium paid to such creditors under the backstop agreement was approximately $2.2 million, paid $1.1 million in cash and $1.1 million in additional 10% Second Lien Notes, resulting in a total issued amount of $76.1 million of 10% Second Lien Notes, and in net cash proceeds of $73.9 million, after deducting the cash portion of the backstop premium.

VDC Note. Effective with the Company’s emergence from bankruptcy, VDC’s former equity interest in the Company was cancelled. Immediately following that event, the VDC Note was converted into 655,094 New Shares in accordance with the terms thereof, in satisfaction of the obligation thereunder, which, including accrued interest, totaled approximately $62.6 million as of such date.

The Reorganization Plan allowed the Company to maintain all operating assets and agreements. All trade payables, credits, wages and other related obligations were unimpaired by the Reorganization Plan.

Upon emergence from bankruptcy on the Effective Date, we adopted fresh-start accounting in accordance with ASC 852, which resulted in the Company becoming a new entity for financial reporting purposes. Upon adoption of fresh-start accounting, our assets and liabilities were recorded at their fair values as of the Effective Date. The Effective Date fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in our historical consolidated balance sheets. The effects of the Reorganization Plan and the application of fresh-start accounting are reflected in our consolidated balance sheet as of September 30, 2016 and the related adjustments thereto were recorded in our consolidated statements of operations as reorganization items.

Business Outlook

Expectations about future oil and natural gas prices have historically been a key driver of demand for our services. The International Energy Agency estimates that demand will increase by approximately 1.3 million barrels per day or 1.4% in 2016 and increase by approximately 1.2 million barrels per day or 1.2% in 2017. While this represents favorable growth in demand, it has not been enough to offset surplus production and high inventories which continue to depress oil prices.

As a result of the significant decline in oil prices, exploration and development companies have significantly reduced capital expenditure budgets for 2016. Recent analyst surveys of exploration and production spending indicate that oil and gas companies continue to reduce capital expenditures and have been releasing rigs and significantly reducing equipment orders. Accordingly, we anticipate that our industry will experience depressed market conditions through 2017 and potentially beyond.

In addition to the reduction in demand for drilling rigs, additional supply of newbuild rigs is further depressing the market. There are currently 107 jackups and 56 deepwater floaters on order at shipyards per ODS-Petrodata with scheduled deliveries extending out to 2020. While 90 jackups and 29 deepwater floaters are scheduled for delivery through December 31, 2017, it is unclear when these drilling rigs will actually be delivered as many rig deliveries have already been deferred to later dates and some rig orders have been canceled. In response to the oversupply of drilling rigs, a number of competitors are removing older, less efficient rigs from their fleets by either cold stacking the drilling rigs or taking them permanently out of service. This process takes time as many of the drilling rigs are still working for customers on contracts. Accordingly, while we believe this is an important element in bringing the supply of drilling rigs back into balance with demand, it will not be sufficient to materially improve market conditions in 2016 and 2017.

A summary of our backlog coverage of days contracted and related revenue as of September 30, 2016 forward is as follows:

	Percentage of Days Contracted		Revenues Contracted (in thousands)
	2016	2017	2016	2017	Beyond
Jackups	50%	35%	$12,759	$33,178	$5,457
Drillships	33%	33%	$24,380	$102,200	$87,000

Results of Operations

Operating results for our contract drilling services are dependent on three primary metrics: available days, rig utilization and dayrates. The following table sets forth this selected operational information for the periods indicated.

	Successor		Predecessor
	Three Months Ended September 30, 2016	Period from February 10, 2016 to September 30, 2016	Period from January 1, 2016 to February 10, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2015
Jackups
Rigs available	4	4	4	4	4
Available days (1)	368	936	160	368	1,092
Utilization (2)	25.6%	43.4%	53.6%	72.0%	81.0%
Average daily revenues (3)	$112,205	$94,794	$88,347	$119,165	$140,272
Deepwater
Rigs available	3	3	3	3	3
Available days (1)	276	702	120	276	819
Utilization (2)	33.1%	33.2%	33.3%	87.1%	92.9%
Average daily revenues (3)	$265,000	$262,271	$332,715	$688,606	$636,050

(1)	Available days are the total number of rig calendar days in the period.
(2)

Utilization is calculated as a percentage of the actual number of revenue earning days divided by the available days in the period. A revenue earning day is defined as a day for which a rig earns dayrate after commencement of operations.

(3)

Average daily revenues are based on contract drilling revenues divided by revenue earning days. Average daily revenue will differ from average contract dayrate due to billing adjustments for any non-productive time, mobilization fees and demobilization fees.

The following table is an analysis of our operating results for the periods indicated.

	Successor		Predecessor
	Three Months Ended September 30, 2016	Period from February 10, 2016 to September 30, 2016	Period from January 1, 2016 to February 10, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2015
(in thousands)
Revenues
Contract drilling services	$34,755	$99,715	$20,891	$197,134	$608,003
Management fees	993	3,664	752	1,923	5,706
Reimbursables	4,194	14,860	1,897	11,033	31,285
Total revenues	39,942	118,239	23,540	210,090	644,994
Operating costs and expenses
Operating costs	30,983	93,387	25,213	93,950	284,009
General and administrative	10,128	27,991	2,558	5,058	17,749
Depreciation	18,977	49,434	10,696	31,764	95,168
Total operating costs and expenses	60,088	170,812	38,467	130,772	396,926
Income (loss) from operations	(20,146)	(52,573)	(14,927)	79,318	248,068
Other income (expense)
Interest income	11	26	3	28	53
Interest expense and financing charges	(18,722)	(48,144)	(1,728)	(46,182)	(138,209)
Gain on debt extinguishment	-	-	-	-	10,823
Other, net	669	987	(69)	465	2,285
Reorganization items	35	(606)	(452,923)	-	-
Total other expense	(18,007)	(47,737)	(454,717)	(45,689)	(125,048)
Income (loss) before income taxes	(38,153)	(100,310)	(469,644)	33,629	123,020
Income tax provision	3,373	5,978	2,371	28,439	66,590
Net income (loss)	(41,526)	(106,288)	(472,015)	5,190	56,430
Net income (loss) attributable to noncontrolling interests	-	-	(969)	(4)	663
Net income (loss) attributable to VDI	$(41,526)	$(106,288)	$(471,046)	$5,194	$55,767

Revenue: During the three months ended September 30, 2016 and the Successor Period, the Aquamarine Driller worked throughout both of these periods. The Topaz Driller completed its contract in early July 2016 and is currently warm stacked. Additionally, the Sapphire Driller worked approximately 31 days during the Successor period on a short-term contract in West Africa. These rigs generated average daily revenue of approximately $112,205 per day and $94,794 per day for the three months ended September 30, 2016 and the Successor Period, respectively. Deepwater utilization for both the three months ended September 30, 2016 and the Successor Period averaged 33% as only the Tungsten Explorer worked during these periods. Neither of our other two ultra-deepwater drillships worked during the Successor Period as the Platinum Explorer completed its initial 5-year contract during the fourth quarter of 2015 and the Titanium Explorer drilling contract was cancelled by the operator in August 2015. Average daily revenue declined for both jackups and drillships because drilling contractors have reduced dayrates in an effort to keep their rigs working in a market where the supply of drilling rigs continues to exceed demand for the rigs. Although we are marketing all of our rigs, only one drillship and one jackup are currently operating. However, the Emerald Driller is expected to commence operations in November 2016.

In the Predecessor Period, we had two jackups working at an average daily revenue of approximately $88,347 per day as the Sapphire Driller completed its contract in November 2015 and did not work during the Predecessor Period and the Emerald Driller completed its contract in early January 2016. Deepwater utilization for the Predecessor Period averaged 33%, with the Tungsten Explorer being the only drillship operating throughout the period.

In the third quarter of 2015, six of our seven rigs were operating under contracts with customers at substantially higher dayrates than in the Successor Period. During the three months ended September 30, 2015, the utilization of our four jackups averaged approximately 72% with average daily revenue of $119,165, while our three drillships had average utilization of 87% with average daily revenue of $688,606.

Management fees for the three months ended September 30, 2016 and the Successor Period averaged approximately $10,793 per day and $15,658 per day, respectively. During the Predecessor Period management fees averaged approximately $18,800 per day in 2016 and approximately $20,902 per day in 2015. Reimbursable revenue for the three months ended September 30, 2016 and the

Successor Period was $4.2 million and $14.9 million, respectively, with four rigs working during the period. Reimbursable revenue for the Predecessor Period was $1.9 million when three rigs worked for the entire period.

Operating costs: Operating costs for the three months ended September 30, 2016 were approximately $31.0 million, including $3.5 million of reimbursable costs, with two rigs operating throughout the period. Operating costs for the Successor Period were approximately $93.4 million, including $11.9 million of reimbursable costs. For the Predecessor Period, operating costs were $25.2 million or approximately $90,000 per day based on total available days. Operating costs for the three months ended September 30, 2015 were approximately $94.0 million, including $7.8 million of reimbursable costs, with six rigs operating throughout the period. Operating costs for the nine months ended September 30, 2015 were approximately $284.0 million, including $20.3 million of reimbursable costs. The reduction in operating costs reflects reduced costs associated with idled rigs as well as cost saving initiatives implemented in 2016 for both operating and stacked rigs.

General and administrative expenses: General and administrative expenses for the three months ended September 30, 2016 includes increased legal expenses associated with our internal FCPA investigation and the Petrobras arbitration and accrued severance costs of $1.7 million in connection with the resignations of former executives. Included in general and administrative expenses for the Successor Period are professional fees incurred in connection with our registration statement on Form S-1 that was initially filed in June 2016 and accrued severance costs of $4.5 million in connection with the resignations of former executives, in addition to normal recurring general and administrative expenses. There were no similar charges incurred in the Predecessor Period or for the three and nine months ended September 30, 2015.

Depreciation expense: For the three and nine months ended September 30, 2015 and the Predecessor Period, depreciation expense is based on the historical cost basis of our property and equipment. Upon our emergence from bankruptcy, we applied the provisions of fresh-start accounting and revalued our property and equipment to fair value which resulted in a significant decrease in those values. Depreciation expense for the three months ended September 30, 2016 and the Successor Period is based on the reduced asset values of property and equipment as a result of the adoption of fresh-start accounting.

Interest expense and other financing charges: Interest expense for the three months ended September 30, 2016 and for the Successor Period is calculated on the debt that was issued in connection with our emergence from bankruptcy on February 10, 2016. Interest expense for the Predecessor Period is calculated on the old credit agreement as provided for in the Reorganization Plan and on the VDC Note issued in connection with the Reorganization Plan. Interest expense for the three and nine months ended September 30, 2015 is calculated on the outstanding debt during that period, which was significantly higher than the post-petition debt.

Gain on extinguishment of debt: During the nine months ended September 30, 2015, we repurchased in the open market, at a discount to face value, $31.8 million of our 7.5% Senior Notes and $7.5 million of our 2017 Term Loan and recognized gains of $9.3 million and $1.5 million, respectively, including the write-off of deferred financing costs of $1.0 million.

Reorganization items: In the Predecessor Period, we incurred $22.7 million of post-petition professional fees associated with the bankruptcy cases. Additionally, we incurred non-cash charges of $2.06 billion in fresh-start accounting adjustments, offset by a $1.63 billion non-cash gain on settlement of LSTC. During the three months ended September 30, 2016, we recorded a reduction to previously accrued professional expenses in connection with our bankruptcy during the Successor Period.

Income tax expense: Our estimated annualized effective tax rates for the Successor Period and Predecessor Period were negative 9.4% and our estimated annualized effective tax rate for the nine months ended September 30, 2015 was positive 42.0%, based on estimated annualized loss or profit before income taxes in each respective period, excluding income tax discrete items. For the 2016 Successor Period and Predecessor Period, we had a loss before income taxes resulting in negative tax rates. Our income taxes are generally dependent upon the results of our operations and the local income taxes in the jurisdictions in which we operate. Decreases in taxes in the Successor Period and Predecessor Period in 2016 are primarily due to decreases in income before income taxes due to the nonoperational status of the majority of the rigs in 2016. In some jurisdictions we do not pay taxes or receive benefits for certain income and expense items, including interest expense, loss on extinguishment of debt and reorganization expenses.

Liquidity and Capital Resources

As of September 30, 2016, we had working capital of approximately $265.4 million, including approximately $241.1 million of cash available for general corporate purposes. Additionally, we have posted $3.2 million of cash as collateral for bid tenders and performance bonds. We anticipate our sustaining capital expenditures through 2017 to be approximately $3.5 to $4.2 million primarily for fleet capital spares. Scheduled principal debt maturities and interest payments from September 30, 2016 to December 31, 2017 are approximately $26.5 million. We expect to fund our capital expenditures and debt related payments through 2017 from our available working capital and cash flow from operations. As our currently warm stacked rigs obtain new contracts, we could incur reactivation and mobilization costs for these rigs, as well as customer requested equipment upgrades. These costs could be significant and may not be recoverable from the customer. We currently have $25.7 million available for the issuance of letters of credit under our revolving letter of credit facility.

The table below includes a summary of our cash flow information for periods indicated.

	Successor	Predecessor
	Period from February 10, 2016 to September 30, 2016	Period from January 1, 2016 to February 10, 2016	Nine Months Ended September 30, 2015
(in thousands)
Cash flows provided by (used in):
Operating activities	$3,283	$(21,365)	$69,455
Investing activities	(10,107)	116	(31,200)
Financing activities	(1,123)	66,875	81,522

Changes in cash flows from operating activities for the Successor Period and Predecessor Period are driven by changes in net income (see discussion of changes in net income in “Results of Operations” above) and significant collections from our customers during the period. Changes in cash flows used in investing activities are dependent upon our level of capital expenditures, which varies based on the timing of projects. Cash used for capital expenditures totaled $10.1 million in the Successor Period. In the nine months ended September 30, 2015, we made debt payments of $68.0 million, including both scheduled maturities and discretionary open market purchases of pre-bankruptcy debt. In the Successor Period, we made scheduled maturity payments on post-bankruptcy debt totaling $1.1 million.

The significant elements of our post-petition debt are described in “Note 5. Debt” to our consolidated financial statements included elsewhere in this report.

We enter into operating leases in the normal course of business for office space, housing, vehicles and specified operating equipment. Some of these leases contain options that would cause our future cash payments to change if we exercised those options.

We are subject to litigation, claims and disputes in the ordinary course of business, some of which may not be covered by insurance. There is an inherent risk in any litigation or dispute and no assurance can be given as to the outcome of any claims. We do not believe the ultimate resolution of any existing litigation, claims or disputes will have a material adverse effect on our financial position, results of operations or cash flows.

In July 2015, we became aware that Hamylton Padilha, the Brazilian agent the Company used in the contracting of the Titanium Explorer drillship to Petrobras, had entered into a plea arrangement with the Brazilian authorities in connection with his role in facilitating the payment of bribes to former Petrobras executives. Among other things, Mr. Padilha provided information to the Brazilian authorities of an alleged bribery scheme between former Petrobras executives and Mr. Hsin-Chi Su who was, at the time of the alleged bribery scheme, a member of the Board of Directors and a significant shareholder of VDC. When we learned of Mr. Padilha’s plea agreement and the allegations, we voluntarily contacted the DOJ and the SEC to advise them of these developments, as well as the fact that we had engaged outside counsel to conduct an internal investigation of the allegations. Our internal investigation is ongoing and we are cooperating with the DOJ and SEC in their investigation of these allegations. In connection with our cooperation with the DOJ and SEC, we advised both agencies that in early 2010, we engaged outside counsel to investigate a report of allegations of improper payments to customs and immigration officials in Asia.  That investigation was concluded in 2011, and we determined at that time that no disclosure was warranted; however, in the abundance of caution, we are reviewing the matter again in light of the allegations in the Petrobras matter. Although we cannot predict the outcome of this matter, if the DOJ or the SEC determine that violations of the FCPA have occurred, the Company could be subject to civil and criminal sanctions, including monetary penalties, as well as additional requirements or changes to our business practices and compliance programs, any or all of which could have a material adverse effect on our business and financial condition. Additionally, if we become subject to any judgment, decree, order, governmental penalty or fine, this may constitute an event of default under the terms of our secured debt agreements and result in our outstanding debt becoming immediately due and payable.

Critical Accounting Policies and Accounting Estimates

The preparation of financial statements and related disclosures in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. While management believes current estimates are appropriate and reasonable, actual results could materially differ from those estimates. We have identified the policies below as critical to our business operations and the understanding of our financial operations.

Fresh-start Accounting: Effective with our bankruptcy filing on December 3, 2015, we were subject to the requirements of ASC 852. All expenses, realized gains and losses and provisions for losses directly associated with the bankruptcy proceedings were classified as “reorganization items” in the consolidated statements of operations. Certain pre-petition liabilities subject to Chapter 11 proceedings were considered LSTC on the Petition Date and just prior to our emergence from bankruptcy on the Effective Date. The

LSTC classification distinguished such liabilities from the liabilities that were not expected to be compromised and liabilities incurred post-petition.

Upon emergence from bankruptcy, we adopted fresh-start accounting, which resulted in the Company becoming a new entity for financial reporting purposes. Upon adoption of fresh-start accounting, our assets and liabilities were recorded at their fair values as of the Effective Date. The Effective Date fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in our historical consolidated balance sheets. The effects of the Reorganization Plan and the application of fresh-start accounting are reflected in our consolidated balance sheet as of September 30, 2016 and the related adjustments thereto were recorded in our consolidated statement of operations as reorganization items for the period January 1 to February 10, 2016.

Property and Equipment: Our long-lived assets, primarily consisting of the values of our drilling rigs, are the most significant amount of our total assets. We make judgments with regard to the carrying value of these assets, including amounts capitalized, componentization, depreciation and amortization methods, salvage values and estimated useful lives. Drilling rigs are depreciated on a component basis over estimated useful lives on a straight-line basis as of the date placed in service. Other assets are depreciated upon placement in service over estimated useful lives on a straight-line basis.

We evaluate the realization of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss on our property and equipment exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized would be computed as the excess of the asset’s carrying value over the estimated fair value. Estimates of future cash flows require us to make long-term forecasts of our future revenues and operating costs with regard to the assets subject to review. Our business, including the utilization rates and dayrates we receive for our drilling rigs, depends on the level of our customers’ expenditures for oil and natural gas exploration, development and production expenditures. Oil and natural gas prices and customers’ expectations of potential changes in these prices, the general outlook for worldwide economic growth, political and social stability in the major oil and natural gas producing basins of the world, availability of credit and changes in governmental laws and regulations, among many other factors, significantly affect our customers’ levels of expenditures. Sustained declines in oil and natural gas prices, worldwide rig counts and utilization, reduced access to credit markets and any other significant adverse economic news could require us to evaluate the realization of our drilling rigs.

Revenue: Revenue is recognized as services are performed based on contracted dayrates and the number of operating days during the period.

In connection with a customer contract, we may receive lump-sum fees for the mobilization of equipment and personnel. Mobilization fees and costs incurred to mobilize a rig from one geographic market to another are deferred and recognized on a straight-line basis over the term of such contract, excluding any option periods. Costs incurred to mobilize a rig without a contract are expensed as incurred. Fees or lump-sum payments received for capital improvements to rigs are deferred and amortized to income over the term of the related drilling contract. The costs of such capital improvements are capitalized and depreciated over the useful lives of the assets. Deferred revenues under drilling contracts were $0.0 million and $20.2 million at September 30, 2016 and December 31, 2015, respectively. Deferred revenue is included in either accrued liabilities or other long-term liabilities in our consolidated balance sheet, based upon the initial term of the related drilling contract.

Rig and Equipment Certifications: We are required to obtain regulatory certifications to operate our drilling rigs and certain specified equipment and must maintain such certifications through periodic inspections and surveys. The costs associated with these certifications, including drydock costs, are deferred and amortized over the corresponding certification periods.

Income Taxes: Income taxes have been provided based upon the tax laws and rates in effect in the countries in which operations are conducted and income is earned. Deferred income tax assets and liabilities are computed for differences between the financial statement basis and tax basis of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. We recognize interest and penalties related to income taxes as a component of income tax expense.

Recent Accounting Standards: See “Note 2. Basis of Presentation and Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our rigs operate in various international locations and thus are sometimes subject to foreign exchange risk. We may from time to time also be exposed to certain commodity price risk, equity price risk and risks related to other market driven rates or prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes. The significant decline in worldwide exploration and production spending as a result of the decline in oil prices has negatively impacted the offshore contract drilling business as discussed in “Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Interest Rate Risk: As of September 30, 2016, we had approximately $141.9 million face amount of variable rate debt outstanding under the 2016 Term Loan Facility. Under the 2016 Term Loan Facility, interest is payable on the unpaid principal amount of each term loan at LIBOR plus 6.5%, with a LIBOR floor of 0.5%. As of September 30, 2016, the 3-month LIBOR rate was 0.84% and the current interest rate on the 2016 Term Loan Facility is 7.34%. Increases in the LIBOR rate would impact the amount of interest that we are required to pay on these borrowings. For every 1% increase in LIBOR (above the LIBOR floor) we would be subject to an increase in interest expense of $1.4 million per annum based on September 30, 2016 outstanding principal amounts. We have not entered into any interest rate hedges or swaps with regard to the 2016 Term Loan Facility.

Foreign Currency Exchange Rate Risk. As we operate in international areas, we are exposed to foreign exchange risk. The risks associated with foreign exchange rates were not significant in the first nine months of 2016 as all of our drilling contracts were denominated in U.S. dollars. Our primary foreign exchange risk management strategy involves structuring customer contracts to provide for payment, if necessary, in both U.S. dollars, which is our functional currency, and local currency. The payment portion denominated in local currency is based on anticipated local currency requirements over the contract term. Due to various factors, including customer acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, actual foreign exchange needs could vary from those anticipated in the customer contracts, resulting in partial exposure to foreign exchange risk. If these situations were to occur where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. As of September 30, 2016, we did not have any open foreign exchange derivative contracts or material foreign currency exposure risk.

Item 4. Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports we voluntarily file or submit to the SEC is recorded, processed, summarized, and reported within the time periods required by our debt agreements.

We carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, such officers have concluded that the design and operation of these disclosure controls and procedures were effective as of September 30, 2016 to provide reasonable assurance that information required to be disclosed on our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) was (1) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and (2) recorded, summarized and reported within the time periods specified in the SEC’s rules and forms.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

Item 6. Exhibits

Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	File Number	Exhibit	Filing Date
3.1	Third Amended and Restated Memorandum and Articles of Association of the Company, effective August 4, 2016		8-K	333-159299-15	3.01	08/05/16
10.1	Employment Agreement between Vantage Drilling International and Ihab Toma, dated August 9, 2016		S-1/A	333-212081	10.13	08/26/2016
10.2	Employment Agreement Between Vantage Drilling International and Thomas Cimino, dated September 22, 2016		S-1/A	333-212081	10.14	10/12/2016
31.1	Certification of Principal Executive Officer Pursuant to Section 302	X
31.2	Certification of Principal Financial and Accounting Officer Pursuant to Section 302	X
32.1	Certification of Principal Executive Officer Pursuant to Section 906	X
32.2	Certification of Principal Financial and Accounting Officer Pursuant to Section 906	X
101.INS	— XBRL Instance Document	X
101.SCH	— XBRL Schema Document	X
101.CAL	— XBRL Calculation Document	X
101.DEF	— XBRL Definition Linkbase Document	X
101.LAB	— XBRL Label Linkbase Document	X
101.PRE	— XBRL Presentation Linkbase Document	X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VANTAGE DRILLING INTERNATIONAL

Date: November 10, 2016	By:	/s/ THOMAS J. CIMINO
Thomas J. Cimino
Chief Financial Officer
(Principal Financial and Accounting Officer)